February 21, 2011
Via EDGAR
Mr. Kevin Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Robbins & Myers, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2010
Filed October 26, 2010
File No. 001-13651
Dear Mr. Vaughn:
Robbins & Myers, Inc. (the “Company”) is in receipt of your letter dated February 9, 2011, which includes a Commission Staff request for a change in future filings of our Form 10-K. We have reviewed your letter in detail and offer the following response:
Form 10-K for the Year Ended August 31, 2010
Note 1. Summary of Significant Accounting Policies, page 31 — Foreign Currency Accounting, page 32
1.	We note your disclosure here and on page 12 regarding the highly inflationary status of Venezuela. Please explain in greater detail how you have considered the disclosure guidance outlined in FASB ASU No. 2010-19. In addition, please revise future filings to expand your accounting policy disclosures relating to your Venezuelan operations.

Clarify the exchange rate that you utilize for your Venezuelan operations. In MD&A, discuss whether the devaluation has caused a material change in any financial statement trends. Also discuss any material impacts of the devaluation on your liquidity. Provide us with a sample of your proposed revised disclosure or otherwise explain in greater detail why you do not believe this disclosure would be meaningful.

Company Response
We considered the guidance in FASB ASU No. 2010-19, “Reported Balances in an Entity’s Financial Statements That Differ from Their Underlying U.S. Dollar Denominated Values”; however, since we previously translated the results of our Venezuelan subsidiary using only the official exchange rate and not the parallel exchange rate and we do not have instances where the actual US dollar denominated balances differ from the amounts reported in the consolidated financial statements, we believe that our disclosures, as we propose to modify as below, are appropriate.
We agree to expand our future accounting policy disclosure related to our Venezuelan subsidiary to include language from the MD&A disclosure of our recent Form 10-K, as follows:
Our Company has a Venezuelan subsidiary with net sales, operating income and total assets representing approximately one percent of our consolidated financial statement amounts in fiscal 2010 and 2009. In early January 2010, the Venezuelan government devalued its currency. We expect our subsidiary to operate under the official exchange rate of 4.30 bolivars to the U.S. dollar, as compared with the previous rate of 2.15, and our fiscal 2010 year-end financial statements reflect this new rate. In addition, the financial statements of our Venezuelan subsidiary were consolidated and reported under highly inflationary accounting rules beginning in the second quarter of fiscal 2010 resulting in an income statement exchange loss of $2.2 million during the year.
This disclosure includes the exchange rate we used to translate the results of our Venezuelan subsidiary and the quantitative impact on our income statement from the 2010 devaluation. The 2010 devaluation did not have a material affect on our financial statement trends or liquidity and was therefore not discussed in MD&A.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions or comments concerning this response to me at +1 (937) 458-6635 or to Kevin Brown at +1 (937) 458-6617.
Regards,
Christopher M. Hix
Vice President and Chief Financial Officer
cc: Kevin J. Brown, Robbins & Myers, Inc. Corporate Controller and Chief Accounting Officer